SimpleForms, PBC (fka What Tax Form, PBC)
STATEMENT OF OPERATIONS (unaudited)
For the period beginning March 18, 2016 (inception) through December 31, 2016

	2016
Revenue	$ -
Operating expenses:	
Salaries & wages	30,097
Professional fees	14,561
General & administrative	7,763
Travel & entertainment	6,618
Total operating expenses	59,039
Other income (expense):	
Interest expense	(370)
Net loss before provision for income taxes	**(59,409)**
Provision for income taxes	-
Net loss	**(59,409)**

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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